EXHIBIT 1

                                 [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                January 15, 2008

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY
www.tase.co.il                      www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

    Subject of the Event: Proposal for the Distribution of the Consideration
                               from the Blueprint

Further to the examination of the blueprint for the sale of the Bank's shares, details of which were provided by the Bank in its Immediate and Quarterly Reports, Prof. A. Barnea was asked by the State of Israel and by other shareholders of the Bank to prepare a proposal for the distribution of the consideration which will be received from the implementation of the blueprint (if and when the blueprint will be carried out) among the various shareholders of the Bank.

Among the shareholders who requested the preparation of the proposal are included the holders of the preference shares who filed the action regarding renewal of the distribution of the dividend, Bank Leumi, Bank Hapoalim and Bank Discount and some of the holders of the Bank's preferred ordinary shares.

The proposal prepared by Prof. A. Barnea is meant to assist the State and the above shareholders to formulate understandings among them which will permit the furtherance or the implementation of the blueprint, and it is dated January 13, 2008. A copy of the proposal was given to the Bank yesterday, January 14, 2008.

For the purpose of determining the formula of the distribution, Prof. A. Barnea estimated the value of the Bank's assets and the rights of the holders of the preference shares (shares of the classes C, CC, CC1, D and DD) in two scenarios: the sale of the Bank as a going concern (implementation of the blueprint) and of the dissolution the Bank. These estimates were made by him based upon the Bank's financial statements as of September 30, 2007 and the exchange rate of the dollar at that time, NIS 4.013. Within the framework of these estimates, Prof.
A. Barnea does not refer to the right claimed by the Bank to receive interest on its perpetual deposits with the Finance Ministry against the distribution dividend in arrears for its preference shares (a topic about which the Bank filed an appeal to the Supreme Court), however on the other hand he assumes that the Bank will receive back from the Bank of Israel the amounts of interest above "the Bank of Israel Interest", in the amount of NIS 79 million, which the Bank was charged by the Bank of Israel from August 2002 until July 2003. Prof. A. Barnea explicitly states in the proposal that he was not asked and he did not prepare a "value estimate" of the Bank and that the data presented by him are therefore only indicative and are meant to allow the holders of all the classes of shares to quantitatively examine the amount of consideration allocated for him.

Based upon the above factors, Prof. A. Barnea values the Bank in dissolution in the amount of NIS 484 million and the value of the Bank as a "going concern" (meaning, its sale within the framework of the blueprint) in the amount of NIS 684 million. In the estimates of the two scenarios, Prof. A. Barnea takes into account a certain discount regarding the sale of the Bank's credit portfolio (in dissolution, 15% on the non-problematic credit and 40% on the problematic credit and as a "going concern", 5% and 10%, respectively), and in the scenario of the sale of the Bank as a "going concern" he gives a value to the accumulated losses for tax purposes of the Bank (about 10% of losses totaling about NIS 600 million) and adds a value for the business platform of the Bank (NIS 10-15 million). For the purpose of calculating the manner by which to distribute the consideration which will be received from the sale of the shares of the Bank in the framework of the blueprint, Prof. A. Barnea designates the first amounts received, for the purpose of the return of the paid-up capital of the preference shares from classes C, CC, CC1 ("C") - shares held by the public - and of the preference shares from class D and DD ("D") held by the State of Israel (according to the blueprint, the remaining D and DD shares, which are held by the public, are supposed to be redeemed) and the payment of the preference dividend in arrears for these shares (6% per annum for the "C" and 7.5% per annum on the "D") until the full payment of the paid-up capital and the dividend in arrears, and this by a pro-rata distribution among the shares (subject to the hereinafter), and also for the purpose of compensating the holders of the Bank's preferred ordinary shares. In light of the pending claim against the State for the payment of interest on the Bank's perpetual deposits with the Finance Ministry "back-to-back" with the payment of the dividend in arrears for the "C" (and "D") shares, Prof. A. Barnea shifts, in his proposed distribution, the amount of NIS 28 million (50% from the preference dividend in arrears on the "C" as of September 30, 2007) from the allotment of the State to the allotment of the holders of "C", as determined pursuant to the above pro-rata distribution.

The minimum amount for the sale of the shares of the Bank as a "going concern", which serves as a starting point for Prof. A. Barnea's calculations, is the value of the Bank in dissolution (NIS 484 million) net the amount of principal the Bank is expected to pay out of its capital for the redemption of the "D" not held by the State (NIS 33 million), and a total of NIS 451 million.

The distribution table which is consequently proposed by Prof. A. Barnea is as follows:

           DISTRIBUTION OF THE CONSIDERATION FROM THE SALE OF THE BANK AS A GOING CONCERN (IN NIS MILLIONS, AS OF SEPTEMBER 30, 2007)

             C AND D        PREFERRED            ORDINARY A                         C AND D
  AMOUNT    PREFERENCE      ORDINARY               SHARES                          PREFERENCE
 RECEIVED     SHARES         SHARES            (INCLUDING B1)                        SHARES
 -------     --------       --------      ----------------------       -----------------------------------
                                                                                                    %
                                                                                                  RETURN
                                                                                                   TO C
                                           STATE                        STATE                   PREFERENCE
                                             OF                           OF                       SHARE-
                                           ISRAEL        OTHERS         ISRAEL       PUBLIC       HOLDERS
 -------     --------       --------      --------      --------       --------     --------      --------
   450         442               8            0             0            238          204           88%
   500         488              12            0             0            266          222           95%
   550         525              15          5.5           4.5            291          234          100%
   600         563              18           11             8            329          234          100%
   650         589              21           22            18            355          234          100%
   700         589              23         48.5          39.5            355          234          100%
   750         589              23           76            62            355          234          100%

Details regarding Prof. A. Barnea's education are attached hereto as an integral part of this Immediate Report.

The Bank wishes to point out that the document prepared by Prof. A. Barnea was not commissioned by the Bank and it brings it to the knowledge of the public due to the prudence demanded by the special circumstances of the Bank, including the examination of the blueprint for the sale of its shares, and so that all the shareholders of the Bank shall have equal information concerning the proceedings taking place to determine the consideration that will be received by the various shareholders of the Bank, if and when the implementation of all the parts of the blueprint will be completed.

It should be emphasized that the document prepared by Prof. A. Barnea is at this stage a proposal only, that the Bank has no knowledge if the shareholders who asked for the preparation of the document concur with its content and its proposal and that the estimates and evaluations contained in the document are those of Prof. A. Barnea only and therefore should not be viewed as estimates and evaluations on behalf of the Bank or obligating the Bank.

The date and time when the Company was first made aware of the event or matter:

January 14, 2008 at 10:30 P.M.